Mail Stop 4561

January 9, 2008

Laura Butler
Chief Financial Officer
First Citizens Bancshares, Inc.
P.O. Box 370
One First Citizens Place
Dyersburg, Tennessee 38024

      RE: First Citizens Bancshares, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 28, 2007
              File No. 000-11709

Dear Ms. Butler,

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Kevin W. Vaughn
              Accounting Branch Chief